

October 29, 2012

Via E-mail
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE: The Blackstone Group L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Response dated August 3, 2012**
> **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed your response letter dated August 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Following our telephone conversation and the responses to comments you have already provided, we believe we have a better understanding of aspects of your compensation program, and have the comments below. Where we have asked for explanations of your programs and disclosures below, please provide us with information supplementally, and provide similar explanatory disclosures in future filings. Please also provide us supplementally with a draft of what your disclosures, so revised, would have looked like with respect to 2011.

Mr. Laurence A. Tosi
The Blackstone Group L.P.
October 29, 2012
Page 2

<u>Item 11. Executive Compensation</u>

<u>Compensation Elements for Named Executive Officers, page 208</u>

2. You disclose that indicative participation interests are disclosed to a named executive officer at the beginning of "the relevant" year, but the ultimate cash payments paid to the named executive officers at the end of the year are determined in the discretion of Mr. Schwarzman. We also note your "Determination of Incentive Compensation" disclosure on page 210 where you state that "indicative participation interests disclosed to the named executive officer at the beginning of the year" is one of the factors considered by Mr. Schwarzman in determining an executive officer's incentive compensation amount. In future filings, please revise your disclosure to explain the intended meaning of the term "relevant" year. To the extent that an executive's indicative participation interest during the term of an investment gets adjusted annually or otherwise, to reflect, among other things, an executive's role and performance with respect to a particular investment, so disclose. If true, please state that the indicative participation interest, as adjusted, does not represent a *committed* percentage of the carried interest, either on a project basis or fund basis.

3. Please clarify whether the annual cash payments you describe as "participation interests in the earnings of the firm's various investment and advisory businesses" under "2. <u>Annual Cash Payments/Deferred Equity Awards</u>" are distinct from the participations in carried interest and incentive fees you describe under "3. <u>Participation in Performance Fees</u>". For example, are the cash payments under the former related to participation in the performance of an entire business unit or fund, while cash payments under the latter are related to participation in the performance of a particular investment within a fund? Please also disclose where you reflect the annual cash payments and deferred equity awards in the Summary Compensation Table. We note that you disclose that you reflect cash distributions of carried interest and incentive fees in the "All Other Compensation" column.

<u>Summary Compensation Table, page 212</u>

4. Please include narrative disclosure to accompany the table that clearly explains the reasons why you present cash distributions of carried interest and incentive fees, as opposed to accrued compensation expense, in the "All Other Compensation" column. Provide sufficient disclosure so that investors understand both the advantages and shortcomings of each method of disclosure. For example, while you may believe that cash best correlates with the firm's distributable earnings, we understand that accrual is consistent with the financial statement disclosure of compensation expense and might better reflect the performance of the funds from which dedicated carried interest compensation is derived, which may be relevant if carried interest compensation, or the operation of a clawback provision to reduce carried interest compensation, is based on fund performance.

5. Please clarify whether the cash amounts shown in the "All Other Compensation" column also include amounts escrowed to help fund potential future "clawback" obligations. If they do not, please explain the basis for excluding these amounts. We note, from your disclosure on page 207, that you typically escrow a portion of all carried interest payments made for this purpose. Please also tell us what consideration you have given to separately disclosing the amount of the cash distribution that is escrowed in a footnote. Please also tell us whether and how the operation of a clawback provision with respect to any compensation currently disclosed in the Summary Compensation Table would impact your future disclosures.

6. We note your response to comment eight in our letter dated June 11, 2012. We also note that participation in carried interest or incentive fees is a central means of compensating and motivating your named executive officers, as it is for some of your competitors with whom you compete for executive talent (refer to first paragraph of your Participation in Performance Fees" disclosure on page 209). As such, to help the investors better understand the annual compensation earned by your named executive officers, in future filings, please continue to disclose the expense accrual currently found in footnote (b) to the summary compensation table. We note your response to comment 12 in our letter dated May 3, 2012 where you state that footnote disclosure of carried interest or incentive fee allocations on an accrual basis was intended to transition the disclosure.

7. Please explain the basis upon which you have excluded the deferred portions of Mr. Hill's bonus compensation from the Bonus column of the Summary Compensation Table. Please note that Instruction 4 to Item 402(c) provides that any amount deferred, whether pursuant to a plan established under section 401(k) of the Internal Revenue Code or otherwise, must be included in the appropriate column for the fiscal year in which it is earned. We may have additional comments following the review of your response.

8. Please clarify the nature of the compensation for Mr. Hill as reflected in the "All Other Compensation" column. The disclosure in footnote (b) to the table refers to your carried interest and incentive fee allocations relating to your "Performance Plans". Disclosure on page 209 states that Mr. Hill did not participate in your "Performance Plans." If the amounts in the table allocable to Mr. Hill are intended to represent cash payments based upon the performance of your Hedge Fund Solutions business, please clarify this in the footnote and on page 208 where you describe those payments.

9. Please tell us supplementally, with a view toward disclosure in future filings, why the Summary Compensation Table shows a negative amount of cash distributed to Mr. Hill in 2010 in the "All Other Compensation" column. For example, did he receive carried interest compensation in an earlier year that became subject to a clawback provision? We may have further comments upon review of your response.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal

Mr. Laurence A. Tosi
The Blackstone Group L.P.
October 29, 2012
Page 4

matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief